Mail Stop 3561

                                                February 14, 2006

Mr. Joseph P. Cavanaugh
Chief Executive Officer
Star Gas Partners, L.P.
2187 Atlantic Street
P.O. Box 120011
Stamford, Connecticut 06902
(203) 328-7310

      Re:	Star Gas Partners, L.P.
      Registration Statement on Form S-3
      Filed January 18, 2006
      File No. 333-131098
      Form 10-K for the Year Ended September 30, 2005
      Filed December 13, 2005
      File No. 1-14129

Dear Mr. Cavanaugh:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-3 Filed on January 18, 2006

Summary Consolidated Historical Financial and Operating Data, page
14

1. Please revise to present cash distribution declared per junior subordinated unit and general partner unit.

Unaudited Condensed Pro Forma Financial Information, page F-1

Pro Forma Condensed Consolidated Statement of Operations, page F-3

2. Please revise to present net income (loss) allocated to each ownership class and on a per unit basis for each class.

Form 10-K for the Year Ended September 30, 2005

Selected Historical Financial and Operating Data, page 23

3. Please disclose cash distribution declared per junior subordinated unit and general partner unit.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 25

Contractual Obligations and Off-Balance Sheet Arrangements, page
44

4. In future filings, please include long-term liabilities reflected on your balance sheet, obligations under employment agreements and estimated contributions to your employee benefit plans for the succeeding year in the table together with appropriate footnote disclosures. Please refer to Item 303(a)(5) of Regulation S-K.

Item 9A. Controls and Procedures, page 48

5. We note that you state that your disclosure controls and procedures "...are functioning effectively to provide reasonable assurance that the information required to be disclosed...is recorded, processed, summarized and reported within the time periods specified...."  In future filings, please also disclose whether information required to be disclosed is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Refer to Rules 13a-15(e) and 15d-15(e).

Exhibit 31.1

6. We note that you have filed combined Exhibits 31.1 and 31.2 for Star Gas Partners LP and Star Gas Finance Company. In future filings, please file separate certifications for each company.

7. In future filings, please omit "annual" from paragraphs 2-4.
Refer to Item 601(b)(31)(i) of Regulation S-K.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-4

8. Please tell us whether there are any items included in prepaid expenses and other current assets that exceed 5% of total current assets that are not disclosed in the notes to your financial statements. Please also tell us whether there are any items included in accrued liabilities that exceed 5% of current liabilities that are not disclosed in the notes to your financial statements. If there are items in these balance sheet captions that should be disclosed separately in the statement or in the notes to the financial statements in accordance with Rules 5-02(8) and 5-02(20) of Regulation S-X, please do so in future filings.

Consolidated Statements of Operations, page F-5

9. Please revise to show the amount of net income (loss) allocated to each ownership class and to disclose net income (loss) on a per unit basis for each ownership class. Please also revise your disclosure in Note 19 to the financial statements as appropriate. In addition, please disclose how net income (loss) is allocated to each ownership class in the notes to the financial statements. Please refer to SAB
Topic 4:F.

Consolidated Statements of Cash Flows, page F-8

10. We note that you reported net cash provided by (used in) discontinued operations as a separate line item. The statement should report cash flows provided by or used by operating, investing and financing activities. Please revise to report cash flows from discontinued operations within each category. In doing so, you may combine cash flows from discontinued operations with cash flows from
continuing operations within each category, identify cash flows from
discontinued operations within each category, identify cash flows from discontinued operations for each category and present separately or identify operating cash flows from discontinued operations with the operating category only. Please refer to paragraph 26 of FAS 95 and footnote 10 thereto.

Notes to Consolidated Financial Statements, page F-9

Revenue Recognition, page F-10

11. Please tell us how you measure and account for losses on heating oil equipment service contracts and residential protected price contracts. In doing so, please tell us how you group contracts to determine whether a loss exists and how you determine any offsetting net gains on hedged residential protected price contracts reclassified into earnings. In addition, please disclose your loss recognition accounting policies in future filings. Please refer to
FTB 90-1 and paragraph 35 of FAS 133.

Note 10- Long-Term Debt and Bank Facility Borrowings, page F-21

12. We note that the revolving credit facility imposes certain restrictions on the ability of the heating oil segment to pay distributions. Please tell us the nature of the restrictions and provide us your calculation of restricted net assets of the heating oil segment as of the most recent balance sheet date.  If
restricted
net assets exceed 25% of consolidated net assets as of the end of the
most recent year please disclose the information required by Rule
4-
08(c)(3) of Regulation S-X and file Schedule I required by Rule 5-
04
of Regulation S-X.

*	*	*	*	*

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact William Thompson, Staff Accountant, at (202) 551-3344 or William Choi, Accounting Branch Chief, at (202) 551-3716,
if you have questions regarding comments on the financial statements and related matters. Please contact Peggy Kim, Senior Staff Attorney, at (202) 551-3411, or me at (202) 551-3720 with any other
questions.

Sincerely,



H. Christopher Owings
Assistant Director

cc:	Brian Brodrick, Esq.
      Phillips Nizer LLP
	Via Facsimile
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Joseph P. Cavanaugh
Star Gas Partners, L.P.
February 14, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE